FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file number 001-13606

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOLA 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLA INTERNATIONAL INC.
10590 WEST OCEAN AIR DRIVE
SUITE 300
SAN DIEGO, CA 92130

INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SCHEDULE OF NONEXEMPT TRANSACTIONS
SIGNATURE
EXHIBIT 23.1

SOLA 401(k) Savings Plan
Financial Statements
December 31, 2001 and 2000

SOLA 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

Page

Independent Accountants’ Report	4

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedules as of and for the year ended December 31, 2001	12

Schedule of Assets Held for Investment Purposes

Schedule of Non-Exempt Transactions

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
SOLA 401(k) Savings Plan

We have audited the financial statements of the SOLA 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California
June 18, 2002

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000

Assets:
Investments, at fair value	$35,572,660	$43,402,801
Participant loans	1,353,551	2,523,283

Assets held for investment purposes	36,926,211	45,926,084
Cash		431
Participants’ contributions receivable	67,468	102,037
Employer’s contribution receivable	380,872	468,299

Net assets available for benefits	$37,374,551	$46,496,851

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2001	2000

Additions to net assets attributed to:
Investment income:
Dividends and interest	$898,761	$3,495,704
Net realized and unrealized depreciation in fair value of investments	(2,814,834)	(9,735,519)

	(1,916,073)	(6,239,815)

Contributions:
Participants’	2,436,697	3,398,699
Employer’s	749,811	996,706

	3,186,508	4,395,405

Total additions	1,270,435	(1,844,410)

Deductions from net assets attributed to:
Withdrawals and distributions	10,386,041	9,901,166
Administrative expenses	6,694	15,460

Total deductions	10,392,735	9,916,626

Net decrease in net assets	(9,122,300)	(11,761,036)
Net assets available for benefits:
Beginning of year	46,496,851	58,257,887

End of year	$37,374,551	$46,496,851

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the SOLA 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1996 by Sola Optical, USA, a division of Sola International Inc. to provide benefits to eligible employees, as defined in the Plan document. On December 20, 2001, the Plan was amended such that Sola International Inc. (the Company) became the employer, Plan sponsor and Plan administrator of the Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 20, 2001, the Plan was renamed the SOLA 401(k) Savings Plan. The Plan was formerly known as the Sola Optical 401(k) Savings Plan.

During 2000, the Company purchased Oracle Lens Manufacturing Corporation (Oracle). Effective January 1, 2001, the Plan document was amended to exclude employees of Oracle from participating in the Plan. The Plan was subsequently amended effective January 1, 2002 to allow former Oracle employees to participate in the Plan.

Effective January 1, 2002, the Plan document was amended and restated to incorporate provisions from federal laws passed since 1994 (commonly referred to as GUST) and certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and an affiliate of the administrators, JP Morgan Chase Bank (Chase), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan are held by Chase and various sub-custodians, and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, individually managed accounts, the collective trust fund and Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated March 18, 1997. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute from 1% to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2001 and 2000, the Company made semi-annual matching contributions equal to 50% of each eligible participant’s contribution up to a maximum of 3% of the participant’s eligible compensation.

Vesting — Participants are immediately vested in their entire account balance.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Company semi-annual matching contributions are allocated to the accounts of participants who are employed on the allocation date or have attained the age of 65, died or become disabled during the period ended on the allocation date. Allocation of the Company’s contribution is based on eligible participant’s contributions.

Payment of benefits — Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant’s interest in their account. The Plan allows for automatic lump sum distributions of participant account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2001 carry interest rates which range from 5.0% to 9.5%.

NOTE 3 — PLAN OBLIGATIONS

Included in net assets available for benefits at December 31, 2001 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year-end, but not yet paid, of approximately $311,000.

NOTE 4 — NONEXEMPT TRANSACTIONS

Certain contributions of approximately $5,600 made by participants in 2001 were not deposited with the Plan custodian in accordance with Department of Labor regulations. As a consequence of the delay in the deposit of the participants’ contributions, these contributions are considered prohibited transactions under ERISA. The Company and Plan sponsor intend to make the necessary filings with the Internal Revenue Service.

NOTE 5 — INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31:

	2001	2000

Benham Stable Asset Fund	$9,940,975	$8,613,116
American Century Ultra Investors Fund	17,698,112	17,237,884
American Century Equity Growth Fund		9,036,343
American Century Equity Index Fund	4,875,966	7,339,837
Sola International, Inc. Common Stock	925,327	670,257
American Century Diversified Bond Fund	2,010,419
Other funds totaling less than 5% of net assets	121,861	505,364
Participant loans	1,353,551	2,523,283

Assets held for investment purposes	$36,926,211	$45,926,084

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2001	2000

Common stock	$740,370	($630,612)
Mutual funds	(3,555,204)	(9,104,907)

	($2,814,834)	($9,735,519)

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in American Century, an affiliate of Chase, mutual funds are managed by Chase, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 and 2000 was as follows:

Date	Number of shares	Fair value	Cost

2001	47,683	$925,327	$589,054
2000	162,487	$670,257	$1,438,997

NOTE 7 — PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 8 — SUBSEQUENT EVENT

As of July 18, 2002, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by approximately 3.1% and 20.9%, respectively, since December 31, 2001, and the Plan’s assets may have significantly decreased in value.

SUPPLEMENTAL SCHEDULES

SOLA 401(k) SAVINGS PLAN	EIN: 94-3189941 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Benham Stable Asset Fund	Common/Collective Trust	$9,940,975
*American Century Ultra Investors Funds	Mutual Fund	17,698,112
*American Century Diversified Bond Fund	Mutual Fund	2,010,419
*American Century Equity Index Fund	Mutual Fund	4,875,966
*Sola International Inc.	Common Stock (47,683 shares)	925,327
Charles Schwab & Co.	Self-Directed Account	121,861
*Participant loans	Loan Fund (interest rates ranging from 5.0% to 9.5%)	1,353,551

	Total	$36,926,211

*Party-in-interest

SOLA 401(k) SAVINGS PLAN	EIN: 94-3189941 PLAN #001

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of party involved	Relationship	Description	Amount

Sola International Inc.	Plan Sponsor	Late deposit of employee deferrals	$5,638

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLA INTERNATIONAL INC.

Date: June 28, 2002	By	/s/ Steven M. Neil

Steven M. Neil Executive Vice President, Finance Chief Financial Officer, Secretary and Treasurer